Exhibit 99.38

Aphria Inc.

October 26, 2017

TO:                         Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Nova Scotia Securities Commission

Financial and Consumer Services Commission, New Brunswick

The Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Report of Voting Results:

In accordance with section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of Aphria Inc. (the “Company”) held on October 25, 2017 in Leamington, Ontario (the “Meeting”). Each of the matters is described in greater detail in the Company’s management information circular dated September 11, 2017 (the “Circular”).

1. Election of Directors. According to proxies received and a vote by show of hands, the nominees set forth in the Circular were elected as directors of the Company to hold office until the close of the next annual meeting of the Company’s shareholders or until their successors are duly elected or appointed.

				Percentage
Election of Directors	For	Withheld	Percentage For	Withheld
Vic Neufeld	30,898,026	92,862	99.70%	0.30%
Cole Cacciavillani	30,848,278	142,610	99.54%	0.46%
John Cervini	30,855,069	135,819	99.56%	0.44%
Dennis Staudt	30,869,053	121,835	99.61%	0.39%
Renah Persofsky	30,846,363	144,525	99.53%	0.47%
Philip Waddington	30,851,274	139,614	99.55%	0.45%
Shawn Dym	30,842,957	147,931	99.52%	0.48%

2. Appointment of Auditors. According to proxies received and vote by show of hands, PricewaterhouseCoopers LLP were appointed as the Company’s auditors for the ensuing fiscal year and the directors were authorized to fix the remuneration to be paid to the auditors.

Appointment of Auditors	For	Withheld	Percentage For	Percentage Withheld
PricewaterhouseCoopers LLP	42,545,717	469,877	98.91%	1.09%

3. Approval of an Amended and Restated Stock Option Plan. According to proxies received and vote by show of hands, the Company’s Amended and Restated Stock Option Plan was approved.

Approval of an Amended and Restated Stock Option Plan	For	Against	Percentage For	Percentage Withheld
Company’s Amended and Restated Stock Option Plan	29,364,855	1,626,033	94.75%	5.25%

4. Approval of an Amended and Restated Deferred Share Unit Plan. According to proxies received and vote by show of hands, the Company’s Amended and Restated Deferred Share Unit Plan was approved.

Approval of an Amended and Restated Deferred Share Unit Plan	For	Against	Percentage For	Percentage Withheld
Company’s Amended and Restated Deferred Share Unit Plan	29,376,080	1,614,808	94.79%	5.21%

There was no other business brought before the shareholders for a vote.

Kind Regards,

(signed) “Vic Neufeld”

Vic Neufeld
Chief Executive Officer and Chair of the Board of Directors